April 22, 2021

VIA EDGAR

Mr. Ameen Hamady

Ms. Kristi Marrone
Office of Real Estate & Construction
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Hovnanian Enterprises, Inc. Form 10-K for the year ended October 31, 2020 Filed December 22, 2020 File No. 001-08551

Dear Mr. Hamady and Ms. Marrone:

We have prepared the following in response to your comment letter dated April 7, 2021 with respect to the above captioned filing.

The paragraphs that follow respond to the questions asked in your comment letter. For convenience of reference, the text of the comments in your letter has been reproduced in bold italics herein. Any additional disclosures or other revisions to our current disclosure proposed in our response to your comments will be included in future filings, including our interim filings, if applicable.

We trust that you will find our response acceptable; however, if you have further questions or comments, please contact me at 732-383-2698.

Sincerely,

/s/ Brad G. O’Connor

Brad G. O’Connor
Senior Vice President, Chief Accounting Officer and Treasurer

Form 10-K for the year ended October 31, 2020

Note 3. Summary of Significant Accounting Policies, page 64

1.

We note your response to comment 1 in which you state that you recognize revenue for home sales in accordance with ASC 606-10 when the title is conveyed to the buyer, adequate initial and continuing investments have been received and there is no continued involvement. It is unclear how this policy complies with the provisions of ASC 606-10¬25-3, which requires revenue to be recognized when control is transferred to a customer. Please clarify your disclosure. Additionally, expand your disclosure to discuss how the Company accounts for sales commissions paid in advance of closing, to the extent material. Tell us if the Company typically offers customers sales incentives and the nature of those incentives. To the extent material, expand your disclosure to highlight the amounts of such incentives for each of the periods presented and how the Company accounts for such incentives, including their impact on the determination of transaction price.

Response

The description in our filings of when title is conveyed to the buyer was intended to describe the transfer of control to the customer. In response to the Staff’s comment, however, we will update our disclosure in future filings to state that “revenue is recognized when control is transferred to the buyer which occurs when the buyer takes title to and possession of the home and there is no continuing involvement.”

The amount of sales commissions paid in advance of closing are not material. However, we advise the Staff that such commissions are recorded as a prepaid asset and expensed at the time the home is delivered and the related revenue is recognized.

From time to time as market conditions warrant, the Company offers sales incentives which enable customers to reduce the base price of a home or to reduce the price of options. These incentives are recorded as a reduction of revenue in accordance with ASC 606-10-32-25. In response to the Staff’s comment, in future filings, we will state that sales incentives are recorded as a reduction of revenue (the transaction price). In relation to revenues, such incentive amounts are not material and therefore not additive to the Company’s significant accounting policy discussion. If the amount becomes material, the Company will include a discussion thereof in its future filings.

Further, in some instances, we offer the customer an incentive which can be used by the homebuyer to reduce the closing costs they owe to a third party. These closing costs are in addition to closing costs that the Company itself is obligated to pay to a third party in respect of a home sale. The majority of the closing costs paid are the Company’s obligation and the amount of closing costs paid on behalf of customers is insignificant; therefore, we do not separately account for these amounts as a reduction of the homebuilding revenue. We account for these amounts as costs of sales, along with the amounts the Company is obligated to pay to the third party. As the amount of closing costs the Company has historically paid are not material, the Company does not believe it is meaningful to include disclosure of the accounting treatment or such amounts related to these closing costs. However, if the amounts become material, the Company will include such disclosures in its future filings.

Note 9. Senior Notes and Credit Facilities, page 73

2.

We note your response to comment 2. In order to better understand the Company's determination that it was experiencing financial difficulties, please further tell us how you considered the guidance in ASC 470-60-55-7 through ASC 470-60-55-9. Notwithstanding your determination that you were experiencing financial difficulties, tell us what consideration you gave to including a discussion of the fiscal year 2020 exchange and refinancing transactions within the Liquidity and Capital resources section of your MD&A to highlight the facts and circumstances that led to such transactions, including the reasons for your creditors' willingness to accept such exchange. Given the Company's determination that it was experiencing financial difficulties as defined in ASC 470-60, please confirm to us that in future filings you will fully address any material known uncertainties or trends regarding the Company's inability to obtain financing from creditors at the then-current market rates. Please refer to Item 303(a) of Regulation S-K.

Response

In evaluating whether the term loan exchange constituted a troubled debt restricting, we considered ASC 470-60-55-7 through ASC 470-60-55-9. First, under paragraph 55-7, the Company’s creditworthiness in respect of the unsecured term loans had deteriorated since the debt was originally issued due to the increased amount of secured debt issued in the 2019 Refinancing Transactions as discussed below. Therefore, in accordance with this guidance, the Company evaluated whether it was experiencing financial difficulties.

The Company evaluated the criteria in paragraph 55-8, which provides factors that indicate that a debtor is experiencing financial difficulties. Specifically, we concluded that Item f of paragraph 55-8, which states that “absent the current modification, the debtor cannot obtain funds from sources other than the existing creditors at an effective interest rate equal to the current market interest rate for similar debt for a nontroubled debtor”, was applicable to the Company. As an example, unsecured debt with a similar maturity profile as the Company’s unsecured term loan issued by certain of our nontroubled homebuilding peers was yielding an average of approximately 4.5% at the time of our exchange transaction, compared to the interest rate of 10.0% for our new secured term loan issued in the exchange. Furthermore, we assessed and determined that we did not meet either of the criteria set forth in ASC 470-60-55-9 that would determine the exchange was not a troubled debt restructuring. Specifically, with respect to paragraph 55-9(a) which states “the debtor is currently servicing the old debt and can obtain funds to repay the old prepayable debt from sources other than the existing creditors (without regard to the current modification) at an effective interest rate equal to the current market interest rate for a nontroubled debtor”, as previously stated, while we were currently servicing the debt, we could not obtain funds to repay the debt at effective interest rates equal to those for nontroubled debt issuances. With respect to paragraph 55-9(b), the exchange was not done solely to reflect a decrease in current market interest rates for the Company (as discussed in the Company’s Prior Response Letter (as defined below), the new debt issued in the exchange required the same interest payments through the life of the term loan as the prior unsecured term loan), and in fact, our creditworthiness with respect to the unsecured term loan had deteriorated since it was originally issued. Further demonstrating the deterioration and the creditor’s uncertainty of its investment, the principal amount of the the new secured term loan issued in the exchange was half the principal amount of the unsecured term loan for which it was exchanged. Therefore, by exchanging, the creditor reduced the gross cash payments (including interest) due under the new secured term loan to an amount below the principal amount of the unsecured term loan that was exchanged (amounting, in essence, to the issuance of new debt at negative interest rates). As a result of our review of this guidance and the factors discussed in the Company’s prior response letter dated March 24, 2021 (the “Prior Response Letter”), we concluded that the exchange was a troubled debt restructuring.

With respect to the consideration given to including a discussion of the fiscal year 2020 exchange and refinancing transactions within the Liquidity and Capital resources section of our MD&A, the Company respectfully advises the Staff that it has been disclosing its restrictive debt covenants and their potential impact on the Company for several years in its Exchange Act reports as the Company worked through various market cycles and a highly leveraged capital structure, all of which led to the fiscal 2020 exchange transactions.

In recent years, there have been two transformative refinancings, one completed in the second quarter of fiscal 2018 (the “2018 Refinancing”) and one completed in the fourth quarter of fiscal 2019 (the “2019 Refinancing”). Prior to such time, the Company’s MD&A disclosure acknowledged the significant financial challenges it was facing. For example, in our Form 10-K for the fiscal year ended October 31, 2017, we stated that, because the Company was unable to refinance certain debt maturities due to the capital markets being unavailable as a result of its credit rating, “we shifted our focus from growth to gaining operating efficiencies and improving our bottom line, and in order to preserve and increase cash to fund our maturing debt, we decided to temporarily reduce the amount of cash we were spending on future land acquisitions and to exit from four underperforming markets”. The disclosure further provided that, due to covenant restrictions in our debt instruments, “we are currently limited in the amount of debt we can incur that does not qualify as refinancing indebtedness with certain maturity requirements [which requirements were specifically disclosed] (a limitation that we expect to continue for the foreseeable future), even if market conditions would otherwise be favorable, which could also impact our ability to grow our business.”

As a result of the 2018 Refinancing and as discussed in the Company’s Form 10-Q for the quarterly period ended April 30, 2018, the Company’s near term maturities were refinanced, which provided “much needed stability to our capital structure”, enabling the Company to begin transitioning from reducing its land position in order to pay off debt to growing through land acquisition and investment with its progress discussed in the MD&A in subsequent quarters (community count, net contract levels, etc.). The Company nonetheless remained highly leveraged and continued to disclose the specific restrictions of its bond and credit agreement covenants and the impact those restrictions could have on its growth plans.

The 2019 Refinancing was an opportunistic transaction that resulted in maturity extensions and financial flexibility for the Company to continue to pursue its growth strategy and was fully disclosed, including with respect to the amount of secured debt and the collateral securing such debt, in the Form 10-K for the fiscal year ended October 31, 2019. As discussed in the Company’s Prior Response Letter, the 2019 Refinancing increased the overall amount of priority secured debt, resulting in increased uncertainty for the most junior secured and unsecured creditors. More specifically, as both the 2018 Refinancing and 2019 Refinancing were conducted with existing creditors and private lending sources and the last time the Company was able to access the traditional capital markets was in July 2017, our junior secured and unsecured creditors were concerned with the Company’s ability to access the capital markets - both in terms of investor interest and at competitive/economical interest rates - and what recovery amount (if any) would be available to such holders in the event the Company was not able to refinance. Ultimately, this uncertainty, together with the Company’s history of high leverage and financial difficulties as detailed in its filings, prompted the unsecured term loan lender to take significant concessions in the exchange as described in the Prior Response Letter. The exchanges were commenced and completed during the first quarter of fiscal 2020, and the Company disclosed the completed transactions and the continuing covenant restrictions in its Form 10-Q for the quarterly period ended January 31, 2020.

Taken over the years, the Company has and will continue to include disclosure in its Capital Resources and Liquidity discussion about the uncertainty the Company faces in obtaining additional financing due to covenant restrictions and its ability to identify available financing sources. The Company respectfully notes, for example, that its Form 10-Q for the quarterly period ended January 31, 2021 states that “[a]ny liquidity-enhancing or other capital raising or refinancing transaction will depend on identifying counterparties, negotiation of documentation and applicable closing conditions and any required approvals. Due to covenant restrictions in our Debt Instruments, we are currently limited in the amount of debt we can incur that does not qualify as refinancing indebtedness (a limitation that we expect to continue for the foreseeable future), even if market conditions would otherwise be favorable, which could also impact our ability to grow our business.” The Company further confirms to the Staff that, in its future filings, the Company will also clarify and further address, as applicable, that “market conditions” includes then-current market interest rates.

Note 20. Investments in Unconsolidated Homebuilding and Land Development Joint Ventures, page 94

3.

We note your response to comment 3. In future filings, please include clarifying disclosure similar to what is noted in your response outlining the reasons for the significant difference in the amount of your share of net income from your investments in unconsolidated entities compared to the aggregate joint venture income given the expectation that for such entities your ownership percentages would typically be between 20% and 50%.

Response

The Company respectfully advises the Staff that in its most recent Quarterly Report on Form 10-Q for the quarter ended January 31, 2021, it included disclosures similar to the below and confirms that, in future filings, we will continue to include clarifying disclosure similar to the below:

“The Company has varying ownership percentages, ranging from 20% to over 50%, in our 11 unconsolidated joint ventures. Therefore, depending on mix, if the unconsolidated joint ventures in which we have higher sharing percentages are more profitable than our other unconsolidated joint ventures, that results in us having a higher overall percentage of income in the aggregate than would occur if all joint ventures had the same sharing percentage. The reason the Company’s share of net income from unconsolidated joint ventures represented such a high percentage of the entities’ net income for the years presented was primarily because two of the Company’s unconsolidated joint ventures had aggregate losses of $15.1 million for the year ended October 31, 2020 for which the Company did not record a loss as the Company had already fully written off its investments in these unconsolidated joint ventures. Had the Company not already written off its investments, its share of the net loss in these unconsolidated joint ventures would have been approximately 50%, which would have reduced our overall share of net income across all our unconsolidated joint ventures. As a result, these unconsolidated joint ventures’ losses significantly reduced our profit when looking at all of our 11 unconsolidated joint ventures in the aggregate, without having any impact on our share of net income or loss recorded in the period.”